UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TRUSTREET PROPERTIES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

898404108

(CUSIP Number)

James M. Waterbury

General Electric Capital Corporation

260 Long Ridge Road

Stamford, CT 06927

(203) 357-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898404108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

General Electric Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

NOT APPLICABLE
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8. Shared Voting Power

5,143,242*
9. Sole Dispositive Power

10. Shared Dispositive Power

5,143,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,143,242*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%*
14.	Type of Reporting Person (See Instructions)

CO

*	The Reporting Person may be deemed to have beneficial ownership of the shares of Trustreet Properties, Inc. common stock covered by the voting agreements and irrevocable proxies entered into between General Electric Capital Corporation and certain holders of Trustreet Properties, Inc. common stock (discussed in Items 3, 4 and 5 below).

CUSIP No. 898404108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

General Electric Capital Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

NOT APPLICABLE
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8. Shared Voting Power

5,143,242*
9. Sole Dispositive Power

10. Shared Dispositive Power

5,143,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,143,242*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%*
14.	Type of Reporting Person (See Instructions)

CO

*	The Reporting Person may be deemed to have beneficial ownership of the shares of Trustreet Properties, Inc. common stock covered by the voting agreements and irrevocable proxies entered into between General Electric Capital Corporation and certain holders of Trustreet Properties, Inc. common stock (discussed in Items 3, 4 and 5 below).

CUSIP No. 898404108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

General Electric Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

NOT APPLICABLE
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

8. Shared Voting Power

5,143,242*
9. Sole Dispositive Power

10. Shared Dispositive Power

5,143,242*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,143,242*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%*
14.	Type of Reporting Person (See Instructions)

CO

*	The Reporting Person may be deemed to have beneficial ownership of the shares of Trustreet Properties, Inc. common stock covered by the voting agreements and irrevocable proxies entered into between General Electric Capital Corporation and certain holders of Trustreet Properties, Inc. common stock (discussed in Items 3, 4 and 5 below).

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share, of Trustreet Properties, Inc., a Maryland corporation (“Trustreet”). Trustreet has its principal executive offices at 450 South Orange Avenue, Orlando, Florida 32801.

Item 2. Identity and Background

(a) – (c), (f) This statement is filed by General Electric Capital Corporation, a Delaware corporation (“GE Capital”), for and on behalf of itself, General Electric Capital Services, Inc., a Delaware corporation (“GECS”), and General Electric Company, a New York corporation (“GE” and collectively with GE Capital and GECS, the “Reporting Persons”). GECS is a wholly owned subsidiary of GE, and GE Capital is a wholly owned subsidiary of GECS. GE Capital, together with its affiliates, operates primarily in the financial services industry and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all of the common stock of GE Capital and other subsidiaries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927. GE engages in a providing a wide variety of industrial, commercial and consumer products and services and maintains its principal executive offices at 3135 Easton Turnpike, Fairfield, Connecticut 06431. For information with respect to the identity and background of each executive officer and director of each Reporting Person, see Schedule A attached hereto.

(d), (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any person identified on Schedule A has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the Agreement and Plan of Merger (the “Merger Agreement”) dated October 30, 2006, among Trustreet, CNL APF Partners, LP (the “Partnership”) and GE Capital, certain holders of common stock of Trustreet identified on Schedule B attached hereto (each a “Stockholder” and collectively the “Stockholders”) each entered into a voting agreement (each, a “Voting Agreement”) with GE Capital, dated October 30, 2006, which is more fully described in Item 4, whereby each Stockholder agreed to vote all of the shares of common stock of Trustreet currently beneficially owned by such Stockholder or acquired by such Stockholder after such date (such currently held or after acquired shares, the “Shares”) in favor of the Merger (as defined below) and related matters.

GE Capital did not pay additional consideration to the Stockholders in exchange for their execution and delivery of the Voting Agreements. Copies of the Voting Agreements are filed as Exhibits 2, 3, 4, 5 and 6 attached hereto and the Merger Agreement was filed as Exhibit 2.1 to Trustreet’s Current Report on Form 8-K filed on November 3, 2006, and each is incorporated by reference herein.

Item 4. Purpose of Transaction

(a), (b) Pursuant to the Merger Agreement, a Delaware limited liability company that will be a wholly owned subsidiary of GE Capital will be merged with and into the Partnership with the Partnership as the surviving limited partnership (the “Partnership Merger”). Immediately after the Partnership Merger, at the election of GE Capital, either (i) a Maryland corporation that will be a wholly owned subsidiary of GE Capital (“Merger Sub”) will be merged with and into Trustreet, with Trustreet as the surviving corporation, or (ii) Trustreet will be merged with and into Merger Sub, with Merger Sub as the surviving corporation (in either case, the “Merger”).

Pursuant to the terms of the Voting Agreements, each Stockholder has agreed to vote (or cause to be voted) its Shares (a) in favor of the approval of the Merger Agreement and the Merger and each of the transactions contemplated by the Merger Agreement, (b) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Trustreet, (c) any amendment of Trustreet’s charter, bylaws or other proposal or transaction involving Trustreet or any of its subsidiaries that would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the Stockholders with respect to the Shares, and (d) against any action, agreement, transaction or proposal that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Trustreet contained in the Merger Agreement. Each Stockholder has also agreed not to Transfer (as defined in the Voting Agreements) such Stockholder’s Shares, grant any proxy with respect to the Shares or deposit the Shares into a voting trust, except pursuant to the Voting Agreement.

Subject to the following paragraph, each Stockholder also granted GE Capital an irrevocable proxy granting GE Capital the right to vote such Stockholder’s Shares in favor of and against such matters.

The proxy granted by the Stockholders shall automatically be revoked upon termination of the Voting Agreements, which shall occur upon (i) the earlier of (A) the Company Merger Effective Time (as defined in the Merger Agreement) and (B) the termination of the Merger Agreement in accordance with the terms thereof or (ii) at any time upon notice from GE Capital to Trustreet.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors and officers of Trustreet will be replaced by the directors and officers of Merger Sub and will hold office until their successors are duly elected or appointed or qualified.

(e) Pursuant to the Merger Agreement, Trustreet will be permitted to pay a quarterly dividend on its common stock with respect to the fourth quarter of 2006, but thereafter will be able to pay additional dividends on its common stock as necessary for Trustreet to maintain its status as a real estate investment trust for federal income tax purposes.

(f) Not applicable.

(g) Pursuant to the terms of the Merger Agreement, Trustreet will not, nor will it permit any of its subsidiaries to, solicit alternative transactions or, subject to certain exceptions, participate in discussions relating to an alternative transaction or furnish non-public information relating to an alternative transaction.

(h), (i) Upon consummation of the Merger, Trustreet’s common stock and Series A Cumulative Convertible Preferred Stock will each cease to be listed on the New York Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Either upon consummation of the Merger (if Merger Sub is the surviving corporation) or following the Merger (if Trustreet is the surviving corporation), Trustreet’s Series C Redeemable Convertible Preferred Stock will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

(j) Not applicable.

The foregoing summary of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the Voting Agreements filed as Exhibits 2, 3, 4, 5 and 6 hereto and to the Merger Agreement filed on Form 8-K by Trustreet on November 3, 2006, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

(a), (b) Prior to October 30, 2006, none of the Reporting Persons was a beneficial owner, for purposes of Rule 13d-3 under the Exchange Act, of any shares of Trustreet common stock.

As a result of entering into the Voting Agreements, the Reporting Persons may be deemed to have the power to vote, and to be the beneficial owner of, 5,143,242 shares of Trustreet common stock, representing approximately 7.6% of Trustreet’s common stock deemed outstanding under applicable SEC rules. The foregoing beneficial ownership calculations are based upon the representations of Trustreet and the Stockholders, including those contained in the Merger Agreement and Voting Agreements.

To the best of the Reporting Persons’ knowledge, no shares of Trustreet common stock are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a stockholder of Trustreet with respect to the Shares and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Shares other than the power provided pursuant to the Voting Agreements.

(c) Except as described herein, there have been no transactions in shares of Trustreet common stock by the Reporting Persons or, to the best knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d), (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the matters set forth herein in response to Items 3 and 4 above, the Reporting Persons are not, and to the best knowledge of the Reporting Persons, none of the persons listed in Schedule A are, a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Trustreet, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated October 30, 2006, by and among General Electric Capital Corporation, Trustreet Properties, Inc. and CNL APF Partners, LP (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Trustreet Properties, Inc. on November 3, 2006).

Exhibit 2	Voting Agreement, dated October 30, 2006, by and between General Electric Capital Corporation and James N. Seneff, Jr.

Exhibit 3	Voting Agreement, dated October 30, 2006, by and between General Electric Capital Corporation and Steven D. Shackelford.

Exhibit 4	Voting Agreement, dated October 30, 2006, by and between General Electric Capital Corporation and Robert A. Bourne.

Exhibit 5	Voting Agreement, dated October 30, 2006, by and between General Electric Capital Corporation and Curtis B. McWilliams.

Exhibit 6	Voting Agreement, dated October 30, 2006, by and between General Electric Capital Corporation and CNL Financial Group, Inc., a Florida corporation.

Exhibit 7	Joint Filing Agreement, dated November 9, 2006 by and among General Electric Capital Corporation, General Electric Capital Services Inc. and General Electric Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2006

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Diane L. Cooper
Name:	Diane L. Cooper
Title:	Vice President

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Mark S. Barber
Name:	Mark S. Barber
Title:	Vice President

GENERAL ELECTRIC COMPANY

By:	/s/ Michael R. McAlevey
Name:	Michael R. McAlevey
Title:	Associate Secretary

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

DIRECTORS AND EXECUTIVES OFFICERS

OF THE REPORTING PERSONS

I. DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC CAPITAL CORPORATION

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Capital Corporation are set forth below.

GENERAL ELECTRIC CAPITAL CORPORATION DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship
C.E. Alexander	President - GE Capital Europe	GE Capital Europe Clarges House 6-12 Clarges St. London, England W1Y8DH	U.K.

J.S. Bornstein	Vice President and Chief Financial Officer – GE Commercial Finance	GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851	U.S.A.

K.A. Cassidy	Vice President and GE Treasurer – GE Commercial Finance	GE Commercial Finance 201 High Ridge Road Stamford, CT 06927	U.S.A.

J.A. Colica	Vice President, Global Risk Management – GE Corporate	General Electric Company 260 Long Ridge Road Stamford, CT 06927	U.S.A.

P. Daley	Senior Vice President - Corporate Business Development – General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

B.B. Denniston	Senior Vice President and General Counsel – General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

J.R. Immelt	Chairman and Chief Executive Officer, General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

M.A. Neal	President and Chief Executive Officer – GE Commercial Finance	GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851	U.S.A.

D.R. Nissen	President and Chief Executive Officer – GE Consumer Finance	GE Consumer Finance 1600 Summer Street Stamford, CT 06927	U.S.A.

R.R. Pressman	President and Chief Executive Officer – GE Asset Management	GE Asset Management 3003 Summer Street Stamford, CT 06902	U.S.A.

D. M. Reif	President and Chief Executive Officer, Equipment Services – GE Commercial Finance	GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927	U.S.A.

J.G. Rice	Vice Chairman, President and Chief Executive Officer – GE Infrastructure	GE Infrastructure 4200 Wildwood Parkway Atlanta, GA 303399	U.S.A.

J.M. Samuels	Vice President and Senior Tax Counsel – General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

K.S. Sherin	Chief Financial Officer – General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

L.G. Trotter	Vice Chairman, President and Chief Executive Officer – GE Industrial	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

R.C. Wright	Vice Chairman, President and Chief Executive Officer – National Broadcasting Company, Inc.	National Broadcasting Company 30 Rockefeller Plaza New York , NY 10112	U.S.A.

GENERAL ELECTRIC CAPITAL CORPORATION EXECUTIVE OFFICERS

Name	Title	Present Business Address	Citizenship
Jeffrey R. Immelt	Chief Executive Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

K.S. Sherin	Chief Financial Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

M.A. Neal	Chairman & President	GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851	U.S.A.

D.R. Nissen	President	GE Consumer Finance 1600 Summer Street Stamford, CT 06927	U.S.A.

D.M. Reif	Executive Vice President	GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927	U.S.A.

J.S. Bornstein	Senior Vice President, Finance	GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851	U.S.A.

K.A. Cassidy	Senior Vice President, Treasury	GE Commercial Finance 201 High Ridge Road Stamford, CT 06927	U.S.A.

J.A. Colica	Senior Vice President, Risk	General Electric Company 260 Long Ridge Road Stamford, CT 06927	U.S.A.

R. D’Avino	Senior Vice President, Taxes	General Electric Company 120 Long Ridge Road Stamford, CT 06928	U.S.A.

P.D. Ameen	Senior Vice President and Controller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

C.T. Beazer	Vice President, General Counsel and Secretary	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

II. DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC CAPITAL SERVICES, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Capital Services, Inc. are set forth below.

GENERAL ELECTRIC CAPITAL SERVICES, INC. DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship
C.E. Alexander	President - GE Capital Europe	GE Capital Europe Clarges House 6-12 Clarges St. London, England W1Y8DH	U.K.

J.S. Bornstein	Vice President and Chief Financial Officer – GE Commercial Finance	GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851	U.S.A.

K.A. Cassidy	Vice President and GE Treasurer – GE Commercial Finance	GE Commercial Finance 201 High Ridge Road Stamford, CT 06927	U.S.A.

J.A. Colica	Vice President, Global Risk Management – GE Corporate	General Electric Company 260 Long Ridge Road Stamford, CT 06927	U.S.A.

P. Daley	Senior Vice President - Corporate Business Development – General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

B.B. Denniston	Senior Vice President and General Counsel – General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

J.R. Immelt	Chairman of the Board and Chief Executive Officer, General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

M.A. Neal	President and Chief Executive Officer – GE Commercial Finance	GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851	U.S.A.

D.R. Nissen	President and Chief Executive Officer – GE Consumer Finance	GE Consumer Finance 1600 Summer Street Stamford, CT 06927	U.S.A.

R.R. Pressman	President and Chief Executive Officer – GE Asset Management	GE Asset Management 3003 Summer Street Stamford, CT 06902	U.S.A.

D. M. Reif	President and Chief Executive Officer, Equipment Services – GE Commercial Finance	GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927	U.S.A.

J.G. Rice	Vice Chairman, President and Chief Executive Officer – GE Infrastructure	GE Infrastructure 4200 Wildwood Parkway Atlanta, GA 303399	U.S.A.

J.M. Samuels	Vice President and Senior Tax Counsel, Corporate Taxes – General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

K.S. Sherin	Chief Financial Officer – General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

L.G. Trotter	Vice Chairman, President and Chief Executive Officer – GE Industrial	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

R.C. Wright	Vice Chairman, President and Chief Executive Officer – National Broadcasting Company, Inc.	National Broadcasting Company 30 Rockefeller Plaza New York , NY 10112	U.S.A.

GENERAL ELECTRIC CAPITAL SERVICES, INC. EXECUTIVE OFFICERS

Name	Title	Present Business Address	Citizenship
Jeffrey R. Immelt	Chief Executive Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

K.S. Sherin	Chief Financial Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

D.R. Nissen	President	GE Consumer Finance 1600 Summer Street Stamford, CT 06927	U.S.A.

D.M. Reif	Executive Vice President	GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927	U.S.A.

J.S. Bornstein	Senior Vice President, Finance	GE Commercial Finance 901 Merritt 7 Norwalk, CT 06851	U.S.A.

Marc A. Meiches	Senior Vice President, Finance	GE Commercial Finance 9201 State Line Kansas City, MO 64114	U.S.A.

Glen A. Messina	Senior Vice President, Finance	GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927	U.S.A.

Maive F. Scully	Senior Vice President, Finance	GE Consumer Finance 1600 Summer Street Stamford, CT 06927	U.S.A.

K.A. Cassidy	Senior Vice President, Treasury	GE Commercial Finance 201 High Ridge Road Stamford, CT 06927	U.S.A.

J.A. Colica	Senior Vice President, Risk	General Electric Company 260 Long Ridge Road Stamford, CT 06927	U.S.A.

R. D’Avino	Senior Vice President, Taxes	General Electric Company 120 Long Ridge Road Stamford, CT 06928	U.S.A.

P.D. Ameen	Senior Vice President and Controller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

Steven F. Kluger	Senior Vice President	GE Corporate Finance 1600 Summer Street Stamford, CT 06927	U.S.A.

C.T. Beazer	Vice President, General Counsel and Secretary	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

III. DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company are set forth below.

GENERAL ELECTRIC COMPANY DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship
J.I. Cash, Jr.	Former Professor of Business Administration-Graduate School of Business Administration, Harvard University	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

Sir William Castell	Chairman of the Wellcome Trust	Chairman The Wellcome Trust 215 Euston Road London NW1 2BE UK	U.K.

A.M. Fudge	Chairman of the Board and Chief Executive Officer, Young & Rubicam Brands	Young & Rubicam Brands 285 Madison Avenue New York, NY 10017	U.S.A.

C.X. Gonzalez	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.	Kimberly-Clark de Mexico S.A. de C.V. Jose Luis Lagrange 103 Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Mexico

J.R. Immelt	Chairman of the Board and Chief Executive Officer, General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

A. Jung	Chairman of the Board and Chief Executive Officer, Avon Products, Inc.	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Canada

A.G. Lafley	Chairman of the Board, President and Chief Executive Officer, The Procter & Gamble Company	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	U.S.A.

R.W. Lane	Chairman of the Board and Chief Executive Officer, Deere & Company	Deere & Company One John Deere Place Moline, IL 61265	U.S.A.

R.S. Larsen	Former Chairman of the Board and Chief Executive Officer, Johnson & Johnson	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	U.S.A.

R.B. Lazarus	Chairman of the Board and Chief Executive Officer, Ogilvy & Mather Worldwide	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	U.S.A.

S. Nunn	Retired Partner, King & Spalding	Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318	U.S.A.

R.S. Penske	Chairman of the Board and President, Penske Corporation	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	U.S.A.

R.J. Swieringa	Anne and Elmer Lindseth Dean and Professor of Accounting, S.C. Johnson Graduate School, Cornell University	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	U.S.A.

D.A. Warner III	Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York	J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10154	U.S.A.

R.C. Wright	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, NBC Universal, Inc.	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	U.S.A.

EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

Name	Title	Present Business Address	Citizenship
J.R. Immelt	Chairman of the Board and Chief Executive Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

P.D. Ameen	Vice President and Comptroller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

K.A. Cassidy	Vice President and GE Treasurer	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Italy

W.J. Conaty	Senior Vice President - Human Resources	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

P. Daley	Senior Vice President - Corporate Business Development	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

B.B. Denniston III	Senior Vice President and General Counsel	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

J.M. Hogan	Senior Vice President - GE Healthcare	General Electric Company Pollards Wood Nightingales Lane Chalfont St. Giles HP8 4SP Great Britain	U.S.A.

M.A. Neal	Vice Chairman of General Electric Company; President and Chief Executive Officer, GE Capital Services	General Electric Company 260 Long Ridge Road Stamford, CT 06927	U.S.A.

D.R. Nissen	Senior Vice President - GE Consumer Finance	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	U.S.A.

J.G. Rice	Vice Chairman of General Electric Company; President and Chief Executive Officer, GE Infrastructure	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	U.S.A.

K.S. Sherin	Senior Vice President - Finance and Chief Financial Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

L.G. Trotter	Vice Chairman of General Electric Company; President and Chief Executive Officer, GE Industrial	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

R.C. Wright	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, NBC Universal, Inc.	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	U.S.A.

SCHEDULE B

VOTING AGREEMENT PARTIES

General Electric Capital Corporation entered into five voting agreements in connection with the Merger Agreement. The following persons were parties to voting agreements:

Voting Agreement 1:         James N. Seneff, Jr.

Voting Agreement 2:         Steven D. Shackelford

Voting Agreement 3:         Robert A. Bourne

Voting Agreement 4:         Curtis B. McWilliams

Voting Agreement 5:         CNL Financial Group, Inc.